Exhibit 99.3

Can-Fite Reports H1 2025 Financial Results and Clinical Update

Ramat Gan, Israel, August 28, 2025 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced financial results and clinical updates for H1, 2025.

Clinical & Development Milestones Achieved

Namodenoson Drug Candidate –

Pancreatic Cancer Phase 2a Study with Can-Fite’s Namodenoson Achieved Over 50% Enrollment Milestone

The Phase 2a study (NCT06387342) is a multicenter, open-label trial enrolling patients with advanced pancreatic adenocarcinoma whose disease has progressed following at least one line of prior therapy. The study is evaluating the safety (primary endpoint), clinical activity, and pharmacokinetics (PK) of Namodenoson in this patient population. Participants receive oral Namodenoson at a dose of 25 mg, administered twice daily in continuous 28-day cycles. Patients are regularly monitored for safety, and to date, Namodenoson has demonstrated a favorable safety profile. The study is led by Prof. Salomon Stemmer, a renowned oncologist and key opinion leader at the Davidoff Center, Rabin Medical Center, Israel.

Namodenoson is a highly selective A3 adenosine receptor (A3AR) agonist, which has shown a compelling safety profile and demonstrated anti-tumor activity in preclinical pancreatic cancer models. The drug is also being evaluated in clinical trials for advanced liver cancer.

Namodenoson has received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for the treatment of pancreatic cancer. The designation as an orphan drug will provide, among others, potential for market exclusivity for seven years after approval and several and regulatory advantages (https://www.fda.gov/industry/medical-products-rare-diseases-and-conditions).

Following FDA Compassionate Use Approval for Pancreatic Carcinoma with Can-Fite’s Namodenoson, Leading U.S. Medical Centers Seek Authorization for their Patients

Namodenoson has recently received FDA approval for its first single-patient compassionate use treatment, marking a significant milestone in its clinical journey. This approval has sparked growing interest from oncologists at leading U.S. medical centers, who are now seeking to treat their pancreatic cancer patients with Namodenoson under compassionate use protocols.

Piclidenoson Drug Candidate –

Breakthrough Study from UCLA Demonstrate Can-Fite’s Piclidenoson as a Treatment for Vascular Dementia

The study headed by Dr. S. Thomas Carmichael, M.D., Ph.D., Professor and Chair Frances Stark Chair, Department of Neurology, Geffen School of Medicine at UCLA, utilized a vascular dementia mouse model with focal ischemia replicating many elements of the complex pathophysiology of human vascular dementia. Piclidenoson was found to restore tissue integrity and behavioral function in this vascular dementia model.

Vascular dementia is the second most common cause of dementia after Alzheimer’s disease, and caused by impaired blood flow to the brain, often due to stroke or chronic small vessel disease. There are no U.S. FDA approved therapies for this condition. Drugs that are used off-label, including donepezil or memantine, are used symptomatically or to address co-morbidities. Additionally, antihypertensives, antiplatelets, and statins are used to prevent further vascular damage, but none of these medications are disease-modifying. Nevertheless, due to an aging population and increasing diagnosis, the global market for Vascular Dementia is estimated at $6 billion as of 2025, with an expected CAGR of 5% through 2035.

Piclidenoson is a highly selective A3 adenosine receptor (A3AR) agonist, which has shown a compelling safety profile in hundreds of patients with Psoriasis and demonstrated anti-inflammatory activity in Phase 2 and Phase 3 clinical studies.

Financial Results

Revenues for the six months ended June 30, 2025 were $0.20 million, a decrease of $0.11 million, or 36.07%, compared to $0.31 million for the six months ended June 30, 2024. The decrease in revenues was mainly due to the recognition a lower portion of advance payments received under the Ewopharma distribution agreement entered in 2021 and a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals, and Cipher Pharmaceuticals.

Research and development expenses for the six months ended June 30, 2025 were $3.03 million, an increase of $0.15 million, or 5.16%, compared to $2.88 million for the six months ended June 30, 2024. Research and development expenses for the first half of 2025 comprised primarily of expenses associated with the ongoing of the Phase 3 study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase 3 study in the treatment of advanced liver cancer and a Phase 2b study for MASH. The increase is primarily due to acceleration in expenses associated with both Namodenoson and Piclidenoson.

General and administrative expenses for the six months ended June 30, 2025 were $2.07 million an increase of $0.54 million, or 35.47%, compared to $1.52 million for the six months ended June 30, 2024. The increase is primarily due to the increase in investors relationship expenses following one time project occurred during the first half of 2025. We expect that general and administrative expenses will remain at the same level through 2025.

Financial income, net for the six months ended June 30, 2025 was $0.02 million compared to $0.13 million for the six months ended June 30, 2024. The decrease in financial income, net was mainly due to lower income on short term deposits.

Net loss for the six months ended June 30, 2025 was $4.87 million compared with a net loss of $3.95 million for the six months ended June 30, 2024. The increase in net loss for the six months ended June 30, 2025 was primarily attributable to an increase in research and development expenses and an increase in general and administrative expenses.

As of June 30, 2025, Can-Fite had cash and cash equivalents and short term deposits of $6.45 million as compared to $7.88 million at December 31, 2024. The decrease in cash during the six months ended June 30, 2025 is mainly due to ongoing operations of the Company. On July 28, 2025, the Company completed a public offering for aggregate gross proceeds of $5 million.

The Company’s consolidated financial results for the six months ended June 30, 2025 are presented in accordance with US GAAP Reporting Standards.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$6,454	$4,825
Short-term investment	2	5
Short term deposits	-	3,057
Prepaid expenses and other current assets	1,168	1,095

Total current assets	7,624	8,982

NON-CURRENT ASSETS:

Operating lease right of use assets	91	111
Property, plant and equipment, net	5	27

Total non-current assets	96	138

Total assets	$7,720	$9,120

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$1,152	$618
Current maturity of operating lease liability	57	53
Deferred revenues	405	405
Other accounts payable	506	976

Total current liabilities	2,120	2,052

NON-CURRENT LIABILITIES:

Long - term operating lease liability	33	51
Deferred revenues	1,383	1,581

Total long-term liabilities	1,416	1,632

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of no-par value - Authorized: 20,000,000,000 and 10,000,000,000 shares at June 30, 2025 and December 31, 2024, respectively; Issued and outstanding: 3,967,407,393 and 2,983,181,793 shares as of June 30, 2025 and December 31, 2024, respectively	-	-
Additional paid-in capital	174,294	170,670
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(171,237)	(166,361)

Total shareholders’ equity	4,184	5,436

Total liabilities and shareholders’ equity	$7,720	$9,120

CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2025	2024

Revenues	$202	$316

Research and development expenses	(3,034)	(2,885)
General and administrative expenses	(2,066)	(1,525)

Operating loss	(4,898)	(4,094)

Total financial income, net	22	137

Net loss	$(4,876)	(3,957)

Basic and diluted net loss per share	(0.00)	(0.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	3,411,909,670	1,821,304,184

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion-dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson reported topline results in a Phase III trial for psoriasis and commenced a pivotal Phase III trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase IIb trial for the treatment of MASH, and in a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects, including statements regarding projected revenue. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on April 7, 2025 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114